Filed Pursuant to Rule 433

Registration No. 333-193695-02

May 13, 2016

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated May 13, 2016)

Issuer:	CenterPoint Energy Houston Electric, LLC

Security:	1.85% General Mortgage Bonds, Series Y, due 2021

Legal Format:	SEC Registered

Anticipated Ratings*:	A1/A/A (Moody’s/S&P/Fitch)

Size:	$300,000,000

Trade Date:	May 13, 2016

Expected Settlement Date:	May 18, 2016

Maturity Date:	June 1, 2021

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2016

Coupon:	1.85%

Price to Public:	99.875%

Benchmark Treasury:	1.375% due April 30, 2021

Benchmark Treasury Yield:	1.206%

Spread to Benchmark Treasury:	+67 basis points

Re-offer Yield:	1.876%

Optional Redemption:	Prior to May 1, 2021, greater of 100% or make-whole at a discount rate of Treasury plus 12.5 basis points (calculated to May 1, 2021); and on or after May 1, 2021, 100% plus, in either case, accrued and unpaid interest.

CUSIP:	15189X AP3

Joint Book-Running Managers:	Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Wells Fargo Securities, LLC

Senior Co-Manager:	PNC Capital Markets LLC

Co-Managers:	Academy Securities, Inc.

MFR Securities, Inc.

Samuel A. Ramirez & Company, Inc.

The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.